Exhibit 2.1

Execution Version

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 (this “Amendment”), dated as of March 7, 2023, to the Agreement and Plan of Merger, dated as of May 4, 2022 (the “Merger Agreement”), by and among Intercontinental Exchange, Inc., a Delaware corporation (“Parent”), Sand Merger Sub Corporation, a Delaware corporation and a Subsidiary of Parent (“Sub”), and Black Knight, Inc., a Delaware corporation (the “Company” and, together with Parent and Sub, the “Parties” and each, a “Party”), is entered into by and among Parent, Sub and the Company. Capitalized terms used but not defined elsewhere in this Amendment shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, Parent, Sub and the Company entered into the Merger Agreement on May 4, 2022;

WHEREAS, Parent, Sub and the Company now intend to amend certain provisions of the Merger Agreement in accordance with Section 7.03 thereof; and

WHEREAS, the Board of Directors of each of the Company and Sub has approved and declared advisable, and the Board of Directors of Parent has approved, the Merger Agreement, as amended by this Amendment, and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, as amended by this Amendment.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

1. Conversion of Company Common Stock. Section 2.01(c)(i)(D)(4) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(4) “Share Ratio” shall mean 0.0682.”

2. Authority; Noncontravention (Company). The last sentence of Section 3.01(d)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“On or prior to the Amendment Effective Date, the Board of Directors of the Company duly and validly adopted resolutions (A) approving and declaring advisable this Agreement, the Merger and the other Merger Transactions, (B) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Merger Transactions on the terms and subject to the conditions set forth herein, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (D) recommending that the stockholders of the Company adopt this Agreement (the “Company Recommendation”), which resolutions, as of the Amendment Effective Date, have not been rescinded, modified or withdrawn in any way.”

3. Opinion of Financial Advisor. Section 3.01(v) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(v) Opinion of Financial Advisor. Prior to the execution of the Amendment, the Board of Directors of the Company has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan Securities LLC in preparing its opinion, the aggregate Merger Consideration to be received by the holders of Company Common Stock (giving effect to the Amendment) is fair, from a financial point of view, to such holders (other than shares of Company Common Stock held in treasury or by Parent or Sub and Appraisal Shares), a signed copy of which opinion will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.”

4. Authority; Noncontravention (Parent). The last two sentences of Section 3.02(c)(i) of the Merger Agreement are hereby amended and restated in their entirety to read as follows:

“On or prior to the Amendment Effective Date, the Board of Directors of Parent duly and validly adopted resolutions approving this Agreement, the Merger, the other Merger Transactions and the issuance of shares of Parent Common Stock in the Merger pursuant to this Agreement (the “Parent Share Issuance”), which resolutions, as of the Amendment Effective Date, have not been rescinded, modified or withdrawn in any way. On or prior to the Amendment Effective Date, the Board of Directors of Sub duly and validly adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Merger Transactions, (ii) declaring that it is in the best interests of the sole stockholder of Sub that Sub enter into this Agreement and consummate the Merger and the other Merger Transactions on the terms and subject to the conditions set forth herein, (iii) directing that the adoption of this Agreement be submitted to a vote by the sole stockholder of Sub by unanimous written consent and (iv) recommending that the sole stockholder of Sub adopt this Agreement, which resolutions, as of the Amendment Effective Date, have not been rescinded, modified or withdrawn in any way.”

5. Definition of “Intervening Event”. Section 4.02(h) of the Merger Agreement is hereby amended by replacing the words “date of this Agreement” and “date hereof” with the words “Amendment Effective Date”.

6. Preparation of the Form S-4 and Proxy Statement; Company Stockholders’ Meeting.

(a)	Section 5.01(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a) As promptly as practicable after the execution of the Amendment, (i) Parent and the Company shall jointly prepare and file with the SEC the proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a post-effective amendment to the registration statement on Form S-4 filed by Parent with the SEC in connection with the Merger Transactions (as amended or supplemented from time to time, including by the post-effective amendment, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and after the SEC confirms that it has no further comments on the Form S-4 (including by responding to comments of the SEC), and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required to be taken under any applicable state securities Laws in connection with the Parent Share Issuance. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective and the Company shall have learned that the SEC has no further comments on the Form S-4, the Company shall cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by Parent or the Company, in each case, without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties hereto shall notify each other promptly of the time when the Form S-4 has become effective, of the time when either party learns that the SEC has no further comments on the Form S-4, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger.”

(b)	The first sentence of Section 5.01(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(b) The Company shall, as promptly as reasonably practicable following the effectiveness of the Form S-4 and the time when the Company learns that the SEC has no further comments, and subject to applicable Law, the Company Certificate of Incorporation, the Company Bylaws and the rules of New York Stock Exchange, establish a record date for, duly call, give notice of, convene and hold the Company Stockholders’ Meeting (the date of such meeting in no event being later than thirty-five (35) days following the effectiveness of the Form S-4 and the time when the Company learns that the SEC has no further comments on the Form S-4, unless otherwise agreed by Parent and the Company), and submit this Agreement to its stockholders for adoption, for the purpose of obtaining the Company Stockholder Approval.”

7. Reasonable Best Efforts.

(a)	Section 5.03(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(c) In furtherance and not in limitation of the foregoing, each party to this Agreement agrees to use its reasonable best efforts to take, and to cause its Affiliates to take, promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the Antitrust Laws applicable to the Transactions so as to enable the parties hereto to close the Transactions as soon as practicable (and in any event no later than five (5) Business Days prior to the Outside Date), provided, however, that such obligation shall not require Parent or any of its Affiliates to agree to any structural or behavioral remedy required by any Governmental Entity to satisfy its obligations in this Section 5.03 or the condition set forth in Section 6.01(b) other than as expressly provided for in the immediately following sentence. For purposes of this Section 5.03, “reasonable best efforts” of Parent will require, in addition to its other obligations under this Section 5.03, Parent to (i) effect, by consent decree, hold separate orders, trust or otherwise, the sale, divestiture, license, holding separate or other disposition of the assets, operations, properties, products, rights, licenses, services or businesses comprising the Business (as defined in the Divestiture Agreement) and the Business Products (as defined in the Divestiture Agreement), in each case, on the terms, and subject to the conditions, set forth in the Divestiture Agreement and to otherwise comply with the provisions of the Divestiture Agreement and the Ancillary Agreements (as defined in the Divestiture Agreement) applicable to Parent and its Affiliates, and (ii) in the event the Divestiture Agreement is terminated for any reason prior to the earlier to occur of the Closing and the termination of this Agreement and at such time Parent believes, acting reasonably and in good faith and after consultation with the Company, that it remains possible for the Closing to occur on or prior to the Outside Date, use reasonable best efforts to (x) propose, negotiate, and enter into a new agreement with a new purchaser, whose acquisition of the Business and the Business Products would not raise material antitrust concerns, providing for the divestiture of the Business (as defined in the Divestiture Agreement) and the Business Products (as defined in the Divestiture Agreement), subject to the right of Parent in its sole discretion to include additional assets, operations, properties, products, rights, licenses, services or businesses products within the scope of such divestiture, on terms no less favorable to Parent, in the aggregate and in all material respects, as compared to the terms of the Divestiture Agreement (including the Ancillary Agreements (as defined in the Divestiture Agreement)), unless otherwise agreed to by Parent in its sole discretion, and (y) in the event that any such new agreement is entered into, to effect the transactions that are contemplated thereby, and to otherwise comply with the provisions of such agreement and any ancillary agreements thereto applicable to Parent and its Affiliates, in each case of clauses (i) and (ii), in order to seek, consistent with the terms of this Section 5.03, to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the Antitrust Laws applicable to the Transactions so as to enable the parties hereto to close the Transactions as soon as practicable (and in any event no later than five (5) Business Days prior to the Outside Date); provided that any such actions shall, at the Company’s option, be conditioned upon the consummation of the Transactions.”

(b)	Section 5.03(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(d) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding by any Governmental Entity or private third party is commenced, threatened or is foreseeable challenging any of the Transactions under an Antitrust Law and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent and the Company shall cooperate with each other, contest and resist any such litigation, action or proceeding and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions as promptly as practicable and in any event no later than five (5) Business Days prior to the Outside Date.”

(c)

Section 5.03(e) of the Merger Agreement is hereby amended by (i) replacing the words “Notwithstanding the foregoing” with the words “Subject to the foregoing, and consistent with Parent’s obligations under this Section 5.03, including Section 5.03(c) and Section 5.03(d)” and (ii) deleting the words “(provided, however, that Parent may “withdraw and refile” its initial filing under the HSR Act one time in the manner prescribed by 16 CFR § 803.12(c) without the Company’s consent)”.

(d)

Section 5.03(g) of the Merger Agreement is hereby amended by adding the words “(including by complying with the provisions of the Divestiture Agreement and the Ancillary Agreements (as defined in the Divestiture Agreement) and any agreements referred to in clause (ii) of Section 5.03(c) applicable to the Company and its Affiliates)” at the end of clause (i) thereof.

8. Fees and Expenses. Section 5.06(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(d) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(iii), other than (i) in the circumstances described in Section 5.06(b)(ii)(A)-(B)(1) or (ii) following an Adverse Recommendation Change, then Parent shall pay the Company promptly (and in any event within two (2) Business Days after termination of this Agreement) an aggregate fee equal to the Parent Termination Fee by wire transfer of same-day funds.”

9. Sub Stockholder Vote. Section 5.12 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Promptly after the execution and delivery of the Amendment, Parent shall, or shall cause the sole stockholder of Sub to, execute and deliver to the Company a written consent adopting this Agreement in accordance with the DGCL.”

10. Conditions Precedent.

(a)

The Company hereby certifies to Parent and Sub that the conditions to the obligations of Parent and Sub to effect the Merger set forth in Sections 6.02(a), 6.02(b) and 6.02(c) of the Merger Agreement (except for the receipt by Parent of a certificate signed on behalf of the Company by the chief financial officer or the chief executive officer of the Company to the effect of Sections 6.02(a), 6.02(b) and 6.02(c) of the Merger Agreement) would be satisfied as of the date of this Amendment if the Closing Date were to be the date of this Amendment. The Company hereby acknowledges and agrees that as of the date of this Amendment, to the Knowledge of the Company, no event, development, circumstance, change, fact, effect or occurrence has occurred that would cause any of the conditions to the obligation of the Company to effect the Merger set forth in Sections 6.03(a), 6.03(b) or 6.03(c) of the Merger Agreement to not be satisfied if the Closing Date were to be the date of this Amendment, and the Company agrees not to assert that any of such conditions are not satisfied at the Effective Time or at any time prior to the Effective Time as a result of any events, developments, circumstances, changes, facts, effects or occurrences of which it had Knowledge as of the date of this Amendment.

(b)

Parent and Sub hereby certify to the Company that the conditions to the obligation of the Company to effect the Merger set forth in Sections 6.03(a), 6.03(b) and 6.03(c) of the Merger Agreement (except for the receipt by the Company of a certificate signed on behalf of Parent by the chief financial officer or the chief executive officer thereof to the effect of Sections 6.03(a), 6.03(b) and 6.03(c) of the Merger Agreement) would be satisfied as of the date of this Amendment if the Closing Date were to be the date of this Amendment. Each of Parent and Sub hereby acknowledges and agrees that as of the date of this Amendment, to the Knowledge of Parent, no event, development, circumstance, change, fact, effect or occurrence has occurred that would cause any of the conditions to the obligations of Parent and Sub to effect the Merger set forth in Sections 6.02(a), 6.02(b) or 6.02(c) of the Merger Agreement to not be satisfied if the Closing Date were to be the date of this Amendment, and each of Parent and Sub agree not to assert that any of such conditions are not satisfied at the Effective Time or at any time prior to the Effective Time as a result of any events, developments, circumstances, changes, facts, effects or occurrences of which it had Knowledge as of the date of this Amendment.

11. Termination. Section 7.01(b)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(i) if the Merger shall not have been consummated on or before November 4, 2023 (the “Outside Date”); provided that (x) if all of the conditions set forth in Article VI are satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, are then capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Outside Date but (y) the Closing would thereafter occur in accordance with Section 1.02 on a date (the “Specified Date”) that occurs within five (5) Business Days after such Outside Date, then the Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;”

12. Definitions. Section 8.03 of the Merger Agreement is hereby amended to add the following definitions in alphabetical order and the subsequent clause letters shall be updated accordingly:

“(c) Amendment” means Amendment No. 1 to this Agreement, dated as of the Amendment Effective Date, among Parent, Sub and the Company.

“(d) Amendment Effective Date” means March 7, 2023.

“(q) Divestiture Agreement” means that certain Equity Purchase Agreement, dated as of March 7, 2023, by and among Constellation Web Solutions Inc., a Delaware corporation, the Company, and, solely for purposes of Section 5.02, Section 5.05(c), Section 10.03 and Article XI of the Divestiture Agreement, Parent.

13. Annex I. Annex I of the Merger Agreement is hereby amended by (i) adding the defined terms listed below in alphabetical order and (ii) updating the Section references of each of the defined terms listed in Annex I to give effect to Section 12 of this Amendment.

“Amendment	Section 8.03(c)

Amendment Effective Date	Section 8.03(d)

Divestiture Agreement	Section 8.03(q)”

14. Interpretation. Section 8.04 of the Merger Agreement is hereby amended to add a new clause (j) to read as follows:

“(j) From and after the Amendment Effective Date, all references to the “Company Stockholders’ Meeting”, the “Company Stockholder Approval” and the “Proxy Statement” shall be deemed (i) to relate to the adoption of this Agreement and the approval of the Merger Transactions, in each case, as amended by the Amendment and (ii) not to relate to the adoption of this Agreement or the approval of the Merger Transactions (in each case without regard to the Amendment) that occurred on September 21, 2022.”

15. Representations and Warranties.

(a)

Company Authority Relative to Amendment. The Company hereby represents and warrants to Parent and Sub as follows: The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Amendment and to perform its obligations hereunder, subject to, in the case of the Merger, receipt of the Company Stockholder Approval. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)

Parent and Sub Authority Relative to Amendment. Parent and Sub each hereby represents and warrants to the Company as follows: Each of Parent and Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, to execute and deliver this Amendment and to perform its obligations hereunder, other than, in the case of the Merger, the adoption of this Amendment by Sub’s sole stockholder in accordance with Section 5.12 of the Merger Agreement (as amended by this Amendment). This Amendment has been duly and validly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

16. General Provisions.

(a)

Effectiveness. All of the provisions of this Amendment shall be effective as of the date of this Amendment. Except to the extent specifically amended hereby, all of the terms of the Merger Agreement, the Company Disclosure Letter and the Parent Disclosure Letter shall remain unchanged and in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed a part of the Merger Agreement, the Company Disclosure Letter and the Parent Disclosure Letter.

(b)

References to the Merger Agreement. After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment, and all references in the Company Disclosure Letter or the Parent Disclosure Letter to “the Agreement” shall refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, all references in the Merger Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to “the date hereof”, “the date of this Agreement” or “the date of the Agreement” or words of like import shall (except to the extent any such references are amended (or amended and restated) pursuant to the terms of this Amendment) refer to May 4, 2022, and all references in the Merger Agreement to “prior to the execution of this Agreement” or words of like import shall mean before the Merger Agreement was executed on May 4, 2022 (without regard to this Amendment).

(c)

Entire Agreement. This Amendment and the Merger Agreement (including Annex I thereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

(d)

Other Miscellaneous Terms. The provisions of Article VIII (General Provisions) of the Merger Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

INTERCONTINENTAL EXCHANGE, INC.

By:	/s/ Benjamin R. Jackson
Name:	Benjamin R. Jackson
Title:	President

[Signature Page to Amendment]

SAND MERGER SUB CORPORATION

By:	/s/ Andrew Surdykowski
Name:	Andrew Surdykowski
Title:	President

[Signature Page to Amendment]

BLACK KNIGHT, INC.

By:	/s/ Kirk T. Larsen
Name:	Kirk T. Larsen
Title:	President and Chief Financial Officer

[Signature Page to Amendment]